UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 23, 2016

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Notice for the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 23 February 2016 – The Annual General Meeting of Novo Nordisk A/S will be held on:

Friday 18 March 2016 at 2.00 pm (CET)

at Bella Center, entrance West, Center Boulevard 5, 2300 Copenhagen S, Denmark.

The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors and Appendix 2: Revised Remuneration Principles, is enclosed.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 41,000 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com
Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje	+45 3079 8519	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90
Company announcement No 16 / 2016

Annual General Meeting of Novo Nordisk A/S Scan the QR code with your smartphone to go directly to the registration site

Page 2 • Novo Nordisk Annual General Meeting 2016 To the shareholders of Novo Nordisk A/S February 2016 The Annual General Meeting will be held on Friday 18 March 2016 at 2.00 pm (CET) at Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark. Agenda 1. The Board of Directors’ oral report on the Com - pany’s activities in the past financial year. 2. Presentation and adoption of the audited Annual Report 2015. 3 . Approval of the remuneration of the Board of Directors for 2015 and the remuneration level for 2016 . 1. Approval of actual remuneration for 2015. 2. Approval of remuneration level for 2016. 4. Resolution to distribute the profit according to the adopted Annual Report 2015. 5. Election of members to the Board of Directors, including chairman and vice chairman. 1. Election of chairman. 2. Election of vice chairman. 3. Election of other members to the Board of Directors. 6. Appointment of auditor. 7. Proposals from the Board of Directors: 1. Reduction of the Company’s B share capital by nominally DKK 10,000,000 by cancella - tion of B shares. 2. Amendments to the Articles of Association; abolishment of bearer shares. 3. Authorisation to the Board of Directors to in - crease the Company’s share capital. 4. Authorisation to the Board of Directors to allow the Company to repurchase own shares. 5. Amendments to the Articles of Association. 7.5.a 7.5.b 7.5.c Legal name change of NASDAQ OMX Copenhagen A/S Registration of the Executive Management Company announcements in English 7.6 Adoption of revised Remuneration Principles. 8. Any other business. Elaboration of the items on the agenda Item 1 : The Board of Directors proposes that the oral report on the Company’s activities in the past financial year is noted by the Annual General Meeting . Item 2: The Board of Directors proposes that the audited Annual Report 2015 is adopted by the Annual General Meeting. Item 3 . 1 : The Board of Directors proposes that the actual remunera - tion of the Board of Directors for 2015 of DKK 12 , 200 , 000 is approved by the Annual General Meeting . Reference is made to page 49 of the Annual Report 2015 . The actual remuneration for 2015 corresponds to the re - muneration level approved by the Annual General Meet - ing in 2015 for the 2015 financial year . Item 3 . 2 : Based on benchmark data from major Danish companies supplemented with benchmark data from Scandinavian companies and European pharmaceutical companies, which in size and complexity are similar to the Company, the Board proposes the following remuneration level for 2016 is approved by the Annual General Meeting . w The base fee is DKK 600,000 w The chairman shall receive 3.00 times the base fee. w The vice chairman shall receive 2.00 times the base fee. w The Audit Committee chairman shall receive 1.00 times the base fee in addition to the base fee. w The Audit Committee members shall receive 0.50 times the base fee in addition to the base fee. w The Nomination Committee chairman shall receive 0.50 times the base fee in addition to the base fee. w The Nomination Committee members shall receive 0.25 times the base fee in addition to the base fee.

The Board of Directors proposes that the remuneration of the Remuneration Committee is increased as follows:

- The Remuneration Committee chairman shall receive 0.50 times the base fee in addition to the base fee (instead of 0.25 times the base fee in addition to the base fee).
- The Remuneration Committee members shall receive 0.25 times the base fee in addition to the base fee (instead of 0.125 times the base fee in addition to the base fee).

In addition the Board of Directors proposes to also grant travel allowance to Danish based board members travelling to board meetings outside Denmark, to grant travel allowance to board members when travelling to Board committee related meetings and to increase the travel allowance level in general as follows:

- For board meetings and committee related meetings held in the home country of the board member with five hours or more air travel each member shall receive EUR 5,000 (instead of EUR 0).
- For board meetings and committee related meetings held outside the home country of the board member, but on home continent each member shall receive EUR 5,000 (instead of EUR 3,000).
- For board meetings and committee related meetings held on another continent than the home country of the board member each member shall receive EUR 10,000 (instead of EUR 6,000).

The consequences of the above described adjustments are an estimated total increase in the remuneration level for 2016 for each board member of between 12 % and 59 % with an average increase per board member of 31% compared to the actual total remuneration for 2015.

In addition to the above-mentioned fees, the Company pays social security taxes within the EU imposed by foreign authorities in relation to such fees.

The actual remuneration of the Board of Directors for 2016 shall be approved by the Annual General Meeting in 2017.

Item 4:
The Board of Directors proposes that the dividend for 2015 is DKK 6.40 for each Novo Nordisk A or B share of DKK 0.20. This is a 28% increase compared to the dividend declared for the 2014 financial year. No dividends will be paid on the Company's holding of own shares.

Item 5:
All board members are to be elected or re-elected each year and were most recently elected at the Annual General Meeting in 2015. Thus, the term of each of the current board members expires at the Annual General Meeting in March 2016.

Item 5.1:
The Board of Directors proposes re-election for a one year term of Göran Ando as chairman of the Board of Directors.

Item 5.2:
The Board of Directors proposes re-election for a one year term of Jeppe Christiansen as vice chairman of the Board of Directors.

Item 5.3:
Thomas Paul Koestler and Eivind Kolding do not seek re-election as members of the Board of Directors.

The Board of Directors proposes re-election for a one year term of the following board members elected by the Annual General Meeting: Bruno Angelici, Sylvie Grégoire, Liz Hewitt and Mary Szela.

The Board of Directors proposes election for a one year term of Brian Daniels.

The Board of Directors recommends election of Brian Daniels as member of the Board of Directors primarily because of his extensive experience in clinical development, medical affairs and corporate strategy across a broad range of therapeutics areas, within the pharmaceutical industry, especially in the US.

Please see Appendix 1 for a description of the nominated candidates' qualifications, including information about other executive functions (memberships of executive boards, boards of directors, supervisory boards, and board committees) and demanding organisational tasks held by the proposed candidates in Danish and foreign companies.

Item 6:
The Board of Directors proposes re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab ('PwC') as the Company's auditor.

Novo Nordisk Annual General Meeting 2016 • page 3

The Board of Directors recommends re - appointment of PwC as auditor because of their significant knowledge of the pharmaceutical industry and exhaustive knowledge of Novo Nordisk . Furthermore, PwC has a global organisation that provides valuable support to Novo Nordisk’s global business . Item 7 . 1 : The Board of Directors proposes that the Company’s B share capital is reduced from DKK 412 , 512 , 800 to DKK 402 , 512 , 800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 10 , 000 , 000 divided into 50 , 000 , 000 B shares of DKK 0 . 20 each equal to a nominal value of DKK 10 , 000 , 000 . After reduction of the share capital, the Company’s share capital will amount to DKK 510 , 000 , 000 divided into A share capital of DKK 107 , 487 , 200 and B share capital of DKK 402 , 512 , 800 . The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the autho - risations granted to the Board of Directors at previous Annual General Meetings . If the proposal is adopted, the Company’s holding of own shares will be reduced by 50 , 000 , 000 B shares of DKK 0 . 20 each . These B shares were repurchased for the total sum of DKK 17 , 919 , 000 , 000 which means that, in addition to the nominal reduction amount, DKK 17 , 909 , 000 , 000 has been distributed to the shareholders . The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital structure flexibility . Adoption of the proposal implies the following amend - ment of Article 3 . 1 of the Articles of Association taking effect upon completion of the capital reduction : “3.1 The Company’s share capital amounts to DKK 510,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 402,512,800.” Item 7 . 2 : With effect from 1 July 2015 the Danish Companies Act has been amended, thus it is no longer possible to issue bearer shares . As a result hereof the Company is not able to increase the Company’s share capital unless the B shares are changed from bearer shares to shares issued in the names of the holders . The Board of Directors proposes to amend Articles 4 . 1 , 5 . 5 , 6 . 5 and 15 . 2 of the Articles of Association reflecting the abolishment of bearer shares . The amended Article 4.1 will be worded as follows: “The A shares and the B shares shall be issued in the name of the holder and shall be entered in the holders name in the Company’s Register of Owners . Share certificates may be issued for the A shares . The B shares shall be issued through a central securities depository . ” The amended Article 5.5 will be worded as follows: ” The following shall apply to any increase of the share capital pursuant to Articles 5 . 3 – 5 . 4 : (i) A shares and B shares shall be registered in the name of the holder, (ii) A shares shall be non - negotiable instruments whereas B shares shall be negotiable instruments and (iii) the provisions of the Articles of Association relating to A shares and/or B shares, respectively, hereunder regar - ding the preferential rights in Articles 4 . 4 – 4 . 7 and the pre - emptive subscription rights in 5 . 1 – 5 . 2 , shall be applicable to the new shares . ” The amended Article 6.5 will be worded as follows: “A General Meeting shall be called by the Board of Directors not earlier than five weeks and not later than three weeks prior to the General Meeting by publishing the notice at the Company’s website : novonordisk . com and the notice shall also be forwarded in writing to all shareholders entered in the Register of Owners who have so requested . ” The amended Article 15.2 will be worded as follows: “Upon decision by the Board of Directors pursuant to Article 15 . 1 to introduce electronic communication, the Company will publish an announcement on the Company’s website, novonordisk . com . The announce - ment will also be sent by ordinary mail to sharehol - ders who have requested to receive notices of General Meetings by ordinary mail . ” Item 7 . 3 : The Board of Directors’ current authorisations in Articles 5 . 3 and 5 . 4 of the Articles of Association to increase the share ca - pital expire on 20 March 2016 . The Danish Companies Act allows the Annual General Meet - Page 4 • Novo Nordisk Annual General Meeting 2016

ing to grant the Board of Directors authorisation to increase the share capital for a duration of up to 5 years. At present the Board of Directors considers it good corporate governance to limit the authorisations both in terms of time and amount.

Therefore, the Board of Directors proposes to extend the Board of Directors authorisations in Articles 5.3 (for employees without pre-emptive rights for shareholders) and 5.4 (with or without pre-emptive rights for existing shareholders) for a period of three years until 18 March 2019 and limit the maximum share capital increase to be a total of nominally DKK 2,000,000 for the authorisation under Article 5.3 and a total of nominally DKK 51,000,000 for the authorisation under Article 5.4.

As a result of the proposal Articles 5.3–5.4 of the Articles of Association will be amended as follows:

The amended Article 5.3 will be worded as follows:

"Until 18 March 2019, the Board of Directors shall be authorised, without granting any pre-emptive rights to the shareholders, to increase the share capital in one or more stages by issuing B shares of up to a total nominal value of DKK 2,000,000 and to offer those shares to the employees of the Company or its subsidiaries at a price which is lower than the market price of the B shares."

The amended Article 5.4 will be worded as follows:

"(a) Until 18 March 2019, the Board of Directors shall be authorised to increase the share capital in one or more stages with pre-emptive rights for the existing shareholders by up to a total nominal amount of DKK 51,000,000. The capital increase may take place by payment in cash.

The capital increase may take place at a subscription price lower than the market price, provided that the capital increase takes place proportionately between A shares and B shares. The holders of A shares shall in such case have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares.

If the capital increase takes place at market price, the capital increase may take place by proportionate issuance of A shares and B shares or by issuance of B shares only. In case of issuance of A shares as well as B shares, the holders of A shares shall have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares. In case of issuance of B shares only, the holders of both classes of shares shall have proportionate pre-emptive subscription rights for the new B shares.

(b) Until 18 March 2019, the Board of Directors is authorised to increase the share capital in one or more stages without pre-emptive rights for the existing shareholders by issuing B shares for up to a total nominal amount of DKK 51,000,000. The capital increase shall take place at market price and may take place either by payment in cash or by contribution of assets other than cash.

(c) The authority given to the Board of Directors under Article 5.4(a) – (b) above can in the aggregate only be exercised to increase the share capital by a maximum nominal amount of DKK 51,000,000."

Item 7.4:
The Board of Directors proposes that an authorisation of the Board of Directors is granted to allow the Company to repurchase own shares until the next Annual General Meeting in 2017.

The Company considers it good corporate governance and consistent with the Company's strategy for its share repurchase programmes that the mandate to repurchase existing shares is limited in amount and affirmed by the Annual General Meeting on a regular basis.

Consequently, the Board of Directors proposes that the Annual General Meeting authorises the Board of Directors to allow the Company to repurchase up to a total nominal amount of DKK 51,000,000 own shares, corresponding to 10% of the share capital, subject to a holding limit of 10% of the share capital. The repurchase must take place at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%, until the next Annual General Meeting in 2017.

Item 7.5.a:
NASDAQ OMX Copenhagen A/S has of 1 December 2015 changed its legal name to "Nasdaq Copenhagen A/S".

As a result hereof the Board of Directors proposes to amend Article 4.4 of the Company's Articles of Association.

The amended Article 4.4 will be worded as follows:

"Where a shareholder wants to sell one or more A shares, such shares shall be offered to the Board of Directors on behalf of the other holders of A shares at a price not lower

Novo Nordisk Annual General Meeting 2016 • page 5

Page 6 • Novo Nordisk Annual General Meeting 2016 than the average of the buying price quoted for the B sha - res on Nasdaq Copenhagen A/S during the last three months prior to the submission of such offer . The offer shall be accompanied by a certificate issued by a bank proving the stated average price . Where no price has been quoted for the B shares during the last three months prior to the submission of such offer, the A shares intended to be sold shall be offered at a price not lower than the value assessed for the B shares by a bank selected by the Board of Direc - tors . Such assessment shall be the average of the prices es - timated by such bank for each of the last three months prior to the submission of such offer . Within 30 days of re - ceipt of such offer, the Board of Directors shall inform the shareholder whether other holders of A shares wish to ac - quire the shareholding in question . The purchase price shall be paid no later than two months after it has been fixed . ” Item 7 . 5 . b : The current Executive Management structure entails that the Company has certain executives, which are not to be registered as members of the Executive Management in the Danish Business Authority’s IT system . As a result hereof the Board of Directors proposes to amend Article 11.1 of the Company’s Articles of Association. The amended Article 11.1 will be worded as follows: “The Board of Directors shall appoint a managing director (president and CEO) to be in charge of the day - to - day ma - nagement of the Company . The Board of Directors may also appoint up to eight additional managers (executive vice presidents) . ” Item 7 . 5 . c : The Board of Directors proposes that a new Article 12 . 2 be inserted in the Articles of Association specifying that the Board of Directors may decide whether company an - nouncements shall be prepared in English only . The new Article 12.2 will be worded as follows: “Company announcements may be prepared in English only, if decided by the Board of Directors.” Item 7 . 6 : The Board of Directors proposes that the revised principles for remuneration of board members and executives in No - vo Nordisk A/S including the general guidelines for incenti - ve - based remuneration (the ‘Remuneration Principles’) are approved by the Annual General Meeting . The following adjustments are proposed to be made to the Remuneration Principles: w Clarification that the Remuneration Committee recommends board fees and executive remunera - tion to the Board instead of the Chairmanship . w An increase of the Remuneration Committee chairman’s fee from 0.25 to 0.50 times the base fee and ordinary members’ fee from 0.125 to 0.25 times the base fee. w The Board chairman shall receive a fee if the Board chairman is also a member of the Remuneration Committee or Nomination Committee . w Travel allowance shall be paid to Board Committee members when attending Board Committee related meetings . w Travel allowance shall be paid to Danish based board members . w Abolishment of assessing the base salary for execu - tives against the market benchmark level and the total remuneration package of executives against the upper quartile level for Denmark. w Reflection of the remuneration package for executives on international assignments . w Clarification that Long - term incentive programme (LTIP) is based on an annual calculation of economic value creation instead of shareholder value creation. w Clarification that the Board at the beginning of each year will determine the maximum Short - term incentive programme (STIP) and LTIP allocation for the participants . w Clarification that executives can receive up to 25 % pension . Additional information Majority requirements To adopt the proposals under items 7 . 1 , 7 . 2 , 7 . 3 and 7 . 5 . a – 7 . 5 . b of the agenda, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two thirds of the votes cast and share capital represented shall vote for the proposals, cf . Articles 9 . 2 and 9 . 3 of the Articles of Association . All other proposals on the agenda may be adopted by a simple majority of votes, cf . Article 9 . 1 of the Articles of Association .

Novo Nordisk Annual General Meeting 2016 • page 7 Share capital The current share capital of the Company amounts to DKK 520 , 000 , 000 divided into A share capital of DKK 107 , 487 , 200 and B share capital of DKK 412 , 512 , 800 . Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote. Record date The record date is Friday 11 March 2016 (CET). Participation and voting rights A shareholder’s right to attend and vote at the Annual Ge - neral Meeting shall be determined by the number of shares held by such shareholder at the end of the record date . The number of shares held by each shareholder at the re - cord date shall be calculated based on the number of sha - res registered in the Register of Owners as well as any notification received by the Company for registration but not yet entered in the Register of Owners . Participation is conditional on the shareholder having ob - tained an admission card in due time. How to obtain an admission card Access to the Annual General Meeting is conditional on the shareholder having requested an admission card by Monday 14 March 2016 end of day (CET) . Admission and voting cards for the Annual General Meet - ing may be obtained: w by returning the enclosed requisition form, duly completed and signed, to VP Investor Services A/S, or w by contacting VP Investor Services A/S by phone +45 4358 8891, email: vpinvestor@vp.dk, or fax: +45 4358 8867, or w via the company website: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using CPR/CVR number and postal code or the VP reference number. Admission cards and voting cards will be sent to the address to which the custody account is registered. For further information please see novonordisk.com/AGM . How to submit a proxy Proxies shall be submitted by Monday 14 March 2016 end of day (CET). Voting instructions by proxy may be completed and submitted: w by returning the enclosed proxy form, duly com pleted and signed, in the enclosed envelope to VP Investor Services A/S, or w by downloading a proxy form from novonordisk.com/AGM ; print, complete, sign and send it by fax to +45 4358 8867; via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK - 2300 Copenhagen S, Denmark, or w via the company website: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using a compatible electronic signature, e.g. a personal VP - ID. For holders of a Danish CPR number, the electronic signature used for net banking services offered by credit institutions based in Denmark (Nem - ID) will typically be compatible. For further information please see novonordisk.com/AGM . From shareholders unable to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy or a vote by correspondence in order to know the shareholders’ view on the respective items on the agenda and to ensure that the quorum requirement is met . How to vote by correspondence Shareholders may vote by correspondence no later than Thursday 17 March 2016 at 4.00 pm (CET): w by returning the enclosed voting by correspon - dence form, duly completed and signed, in the enclosed envelope to VP Investor Services A/S, or w by downloading a voting form from novonordisk.com/AGM ; print, complete, sign and send it by fax to +45 4358 8867; via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK - 2300 Copenhagen S, Denmark, or w via the company website: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm using the same procedure as described above under ‘How to submit a proxy’. Electronic voting An electronic voting device (e - voter) will be used for voting at the Annual General Meeting in relation to specific agen - da items . The e - voter makes it possible to conduct votes in the meeting room electronically and faster . The e - voter will be handed to the participating shareholders at the entrance .

Written questions

Shareholders may ask written questions to the Company about the agenda and documents concerning the Annual General Meeting.

Written questions shall be sent to AGMEETING@novonordisk.com no later than Wednesday 16 March 2016 (CET).

Language

Representatives of the Company and the chairman of the Annual General Meeting will conduct their presentations in English. Shareholders may choose to speak in Danish or English.

Simultaneous interpretation from English to Danish and from Danish to English will be available at the meeting.

Webcast

The Annual General Meeting and the subsequent Shareholders' Meeting will be broadcast live by webcast in Danish and English on the Company's website novonordisk.com.

The webcast will also be available on the Company's website after the Annual General Meeting and the Shareholders' Meeting. The webcast will only show the platform. See the Company's personal data policy available on novonordisk.com under 'About Novo Nordisk' → 'Corporate governance' → 'Privacy policy'.

Information on the website

The following information is available on novonordisk.com under 'About Novo Nordisk' → 'Corporate governance' → 'General meetings and shareholders' meetings' until and including the date of the Annual General Meeting:

- Notice to convene the Annual General Meeting;
- The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting;
- The documents that will be submitted at the Annual General Meeting, i.e. the Annual Report 2015, the proposed revised Remuneration Principles and the proposed revised Articles of Association;
- The agenda and the complete proposals; and
- The proxy and voting by correspondence forms.

You may also request to receive a copy of the above-mentioned documents by contacting the Company by phone +45 3075 1126.

Dividends

The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax if any.

Further information on dividends may be found in the Annual Report 2015 pages 44 – 45.

Shareholders' Meeting

On Friday 18 March 2016 at 5 pm (CET) after the Annual General Meeting, the Company will host an information meeting conducted in Danish for its shareholders at Bella Center, Center Boulevard 5, DK-2300 Copenhagen S, Denmark.

Further information about the Shareholders' Meeting may be found on novonordisk.com/AGM.

How to get there

Bella Center can be reached by car, by bus or by metro.

Public transportation to the Annual General Meeting and the Shareholders' meeting is possible with buses (lines 4A, 34 and 250S), or with the Metro, direction Vestamager, to Bella Center Station. Please notice that the entrance to the Annual General Meeting is at Bella Center's WEST entrance which is on the opposite side from the Metro Station. Parking is available outside Bella Center against payment. P5, P1 and P2 are the closest areas.

Electronic communication

It is possible to receive Annual Reports, the quarterly update Share and notices of General Meetings and Shareholders' Meetings electronically from Novo Nordisk. You may register your email address on the InvestorPortal:

1. Go to novonordisk.com/investors,
2. Click on the link 'Novo Nordisk InvestorPortal - UK',
3. Log on to the InvestorPortal with VP-ID or NemID,
4. Enter your email address under 'My profile' and click 'Save preferences', and
5. Select which publications you wish to receive.

Best regards
Novo Nordisk A/S
The Board of Directors

Page 8 • Novo Nordisk Annual General Meeting 2016

Novo Nordisk Annual General Meeting 2016 • page 9

Page 10 • Novo Nordisk Annual General Meeting 2016 Candidates for the Board of Directors Appendix 1 General considerations All shareholder - elected board members are to be elected or re - elected each year for a one year term and were most recently elected at the Annual General Meeting in March 2015 . Thus, the term for each board member expires at the Annual General Meeting in March 2016 . Novo Nordisk A/S aims to propose a Board of Directors consisting of persons who have such knowledge and ex - perience that the collective Board of Directors in the best possible way can attend to the interests of the Company and the shareholders, with due respect to other stakehol - ders of the Company . The process of identifying and selecting suitable candida - tes for the Board of Directors, takes into account the re - quired competences, the result of the Board of Directors’ self - assessment process and the need for integration of new expertise and diversity . The Board of Directors has established a Nomination Com - mittee in order to enhance the process for nominating members to the Board . The Nomination Committee has five members elected by the Board from among its mem - bers . The Nomination Committee assists the Board with oversight of a) the competence profile and composition of the Board, b) nomination of members of the Board, c) no - mination of members of Board committees, and d) other tasks . In nominating candidates, the Nomination Committee se - eks to achieve a balance between renewal and continuity . The Board of Directors actively contributes to developing the Company as a global pharmaceutical company, and supervises the management’s decisions and operations . It is the assessment of the Board of Directors that the pro - posed composition of the Board of Directors satisfies the criteria defined by the Board of Directors as regards the competences and composition of the Board of Directors . The Board of Directors considers the size of the Board to be appropriate in relation to the requirements of the Company . Please see the Company’s website : novonordisk . com un - der ‘About Novo Nordisk’ a ‘Corporate governance’ a ’Board of Directors’ for a more detailed description of the competence criteria of the Board of Directors . Independence In the Danish Corporate Governance Recommendations 2013 (updated 2014 ), it is recommended that at least half of the board members elected by the General Meeting shall be independent of the Company . Independence is defined in accordance with the Danish Corporate Gover - nance Recommendations 2013 (updated 2014 ) . Two of the proposed candidates set out below, Dr Ando and Mr Christiansen, are not considered to be indepen - dent of the Company as Dr Ando and Mr Christiansen hold a board position at Novo A/S . If all proposed candida - tes are elected to the Board of Directors, the Board of Di - rectors will satisfy the requirement of the Danish Corpo - rate Governance Recommendations 2013 (updated 2014 ) that at least half of the board members elected by the shareholders shall be independent . In addition, the proposed composition of the Board of Di - rectors will enable the Board of Directors to elect members to the Audit Committee who qualify as independent and as financial experts as required and defined by the US Se - curities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms .

The individual candidates

Göran Ando, MD

Chairman of the Board
Chairman of the Nomination Committee
Chairman of the Remuneration Committee



Born March 1949
Male, Swedish national

First elected in 2005
Most recently elected in 2015
Vice chairman since 2006
Chairman since 2013
Nomination Committee chairman since 2013
Remuneration Committee chairman since 2015
Not independent

Management duties

Chairman of the board of Symphogen A/S, Denmark.

Member of the boards of Novo A/S, Denmark, Molecular Partners AG, Switzerland, EUSA Pharma Ltd., UK, and IC-MEC, US.

Senior Advisor to Essex Woodlands Health Ventures Ltd, UK.

Former positions

Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and Mergers & Acquisitions (M&A) from 1995 to 2003.

Special competences

Medical qualifications and extensive executive background within the international pharmaceutical industry.

Education

1978 Specialist in general medicine, Linköping Medical University, Sweden
1973 MD, Linköping Medical University, Sweden

Jeppe Christiansen

Vice chairman of the Board
Member of the Remuneration Committee
Member of the Audit Committee



Born November 1959
Male, Danish national

First elected in 2013
Most recently elected in 2015
Vice chairman since 2013
Member of the Remuneration Committee since 2015
Member of the Audit Committee since 2015
Not independent

Management duties

CEO of Fondsmæglerselskabet Maj Invest A/S, Denmark.

Vice chairman of Haldor Topsøe A/S, Denmark.

Member of the boards of Novo A/S, KIRKBI A/S and Symphogen A/S, all in Denmark.

Former positions

Mr Christiansen was CEO of LD Pensions, Denmark, from 2005 until 2009. Prior to that Mr Christiansen was executive director in Danske Bank A/S, Denmark, from 1999 until 2004 with responsibility for group equity business and corporate international banking. From 1988 until 1999, Mr Christiansen worked for LD Pensions, first as a fund manager and later as a deputy director with responsibility for the equity business.

Special competences

Executive background and extensive experience within the financial sector, in particular in relation to financial and capital market issues as well as insight into the investor perspective.

Audit Committee

Mr Christiansen is designated as Audit Committee financial expert under both Danish and US law. Mr Christiansen qualifies as an independent Audit Committee member as defined by the US SEC.

Education

1985 M.Sc. in Economics, University of Copenhagen, Denmark

Novo Nordisk Annual General Meeting 2016 • page 11

The individual candidates

Bruno Angelici

Member of the Board
Member of the Nomination Committee



Born April 1947
Male, French national

First elected in 2011
Most recently elected in 2015
Nomination Committee member since 2013
Independent

Management duties

Chairman of the board of Vectura Group plc and member of the board of Smiths Group plc, both in UK.

Member of the supervisory board of Wolters Kluwer, Netherlands.

Member of the Global Advisory Board of Takeda Pharmaceutical Company Limited, Japan.

Former positions

Mr Angelici was executive vice president of AstraZeneca, with P&L responsibility for Europe, Japan, Asia Pacific, Latin America, Middle East and Africa from 2001 until 2009. In 1998 Mr Angelici was appointed president of Zeneca, Japan, and was responsible for the successful merger of Astra and Zeneca in Japan. Previously, from 1989, Mr Angelici was president of Zeneca, France, having joined from Baxter International, where he held various management positions from 1978 to 1989.

Special competences

Extensive global experience with two companies in the fields of pharmaceuticals and medical devices and in-depth knowledge of strategy, sales, marketing and governance of major companies.

Education

- 1993 AMP, Harvard Business School, US
- 1978 MBA, Kellogg School of Management, NorthWestern University, US
- 1973 Law degree, Reims University, France
- 1971 BA in Business Administration, Ecole Superieure de Commerce Reims, France

Brian Daniels

Proposed member of the Board



Born February 1959
Male, US national

Proposed elected as board member
Independent

Management duties

Senior advisor with the Boston Consulting Group and venture partner with 5AM Venture Management, LLC, both in the US.

Member of the Scientific Advisory Board of Novira Therapeutics, Inc., US.

Former positions

From 2000 until 2014 Dr Daniels held various management positions at Bristol-Myers Squibb Pharmaceutical group, US, most recently as Senior Vice President for Global Development and Medical Affairs and as a member of the senior management team. From 1996 until 2000 Dr Daniels held a series of leadership positions at Merck Research Laboratories, US.

Special competences

Extensive experience in clinical development, medical affairs and corporate strategy across a broad range of therapeutics areas within the pharmaceutical industry, especially in the US.

Education

- 1987 M.D., Washington University, St. Louis, US
- 1981 B.S. in Life Sciences, Massachusetts Institute of Technology, Cambridge, US
- 1981 M.A. in Metabolism and Nutritional Biochemistry, Massachusetts Institute of Technology, Cambridge, US

Page 12 • Novo Nordisk Annual General Meeting 2016

The individual candidates

Sylvie Grégoire

Member of the Board
Member of the Audit Committee



Born November 1961
Female, Canadian and US national

First elected in 2015
Audit Committee member since 2015
Independent

Management duties

Member of the boards of Galenica AG, Switzerland and Perkin Elmer Inc., US.

Chairman of the strategic committee of Tarix Orphan LLC., US.

Advisor to the financial and biotech community.

Former positions

Ms Grégoire is former president of Human Genetic Therapies Shire PLC, US and Switzerland from 2007 to 2013. Prior to that, she was executive chairman of IDM Pharma Inc., US, from 2006 to 2007, and president and chief executive officer in GlycoFi Inc., US from 2003 to 2004. From 1995 until 2003 Ms Grégoire held various leadership positions in Biogen, Inc., in France and the US, recently as executive vice president of Technical Operations. Prior to this, Ms Grégoire was at Merck and Co, in clinical research and regulatory affairs in Canada, US and Belgium for a period of 8 year prior.

Special competences

Deep knowledge of the regulatory environment in both the US and the EU, having experience with all phases of the product life cycle including discovery, registration, pre-launch and managing the life cycle while on the market. In addition, she has financial insight including into P&L responsibility.

Education

1986 Pharmacy Doctorate degree, State University of NY at Buffalo, US
1984 B.A. in Pharmacy, Laval University, Canada
1980 Science College degree, Seminaire de Sherbrooke, Canada

Liz Hewitt

Member of the Board
Chairman of the Audit Committee
Member of the Nomination Committee



Born November 1956
Female, UK national

First elected in 2012
Most recently elected in 2015
Audit Committee chairman since 2015 (member since 2012)
Nomination Committee member since 2013
Independent

Management duties

Member of the board of Savills plc, where she is also chairman of the audit committee, and Melrose Industries plc, where she is also chairman of the nomination committee, both in UK.

Senior external member of the audit committee of the House of Lords, UK.

Former positions

From 2004 to 2011 Ms Hewitt was Group Director Corporate Affairs for Smith & Nephew plc, UK, and was involved at a senior level in all aspects of the business, including membership of the Risk Committee. At 3i Group plc, UK, 1986 to 2004, Ms Hewitt held a number of roles from investing and syndicating private equity transactions, to running the internal consultancy team, culminating in her role as Director Corporate Affairs, when she was a membership of the Risk Committee and a Trustee of the 3i Charitable Foundation. In her early career, Ms Hewitt qualified with Andersen & Co and also worked as a private equity investor for Citicorp Venture Capital (now CVC), UK, and Gartmore Investment Management Ltd, UK.

Special competences

Extensive experience within the field of medical devices, significant financial knowledge and knowledge about how large international companies operate.

Audit Committee

Ms Hewitt is designated as Audit Committee financial expert under both Danish and US law. Ms Hewitt qualifies as an independent Audit Committee member as defined by the US SEC and is regarded as independent under the Danish Act on Approved Auditors and Audit Firms.

Education

1982 Chartered Accountant FCA
1977 BSc (Econ Hons), University College in London, UK

Novo Nordisk Annual General Meeting 2016 • page 13

Page 14 • Novo Nordisk Annual General Meeting 2016 The individual candidates Management duties CEO of Aegerion Pharmaceuticals, Inc . , US . Member of the boards of Coherus Biosciences, Inc . , Re - ceptos Pharmaceuticals, Inc . , Aegerion Pharmaceuticals, Inc . , and Suneva Medical, Inc . , all in the US . Former positions Ms Szela was chief executive officer of Melinta Therapeu - tics Inc . , US, from 2013 until 2015 . From 1987 to 2012 Ms Szela held various management positions at Abbott Labo - ratories, Inc . , US, most recently as senior vice president for global strategic marketing & services . From 2008 to 2010 , Ms Szela was president of the U . S . pharmaceuticals divisi - on and from 2002 until 2008 VP of the U . S . Commercial Operations . Prior to 2001 , Ms Szela held a series of lea - dership positions in the Abbott Hospital Products Division . Special competences Deep understanding of the clinical, regulatory and marke - ting aspects of the pharmaceutical industry in North Ame - rica, having both operational and strategic experience . Education 1991 MBA, University of Illinois at Chicago, US 1985 B . S . in Nursing, University of Illinois at Chicago, US Mary Szela Member of the Board Member of the Nomination Committee Member of the Remuneration Committee Born May 1963 Female, US national First elected in 2015 Nomination Committee member since 2015 Remuneration Committee member since 2015 Independent

Employee representatives

Liselotte Hyveled
Member of the Board (employee representative)
Member of the Nomination Committee



Born January 1966
Female, Danish national

First elected in 2014
Nomination Committee member since 2015

Current position
Project vice president for Novo Nordisk's mealtime insulin projects faster-acting insulin aspart and liver-preferential mealtime insulin in Global Development.

Education
2011 Master of Medical Business Strategies from Copenhagen Business School, Denmark.
1992 Master of Science from Copenhagen University, Denmark.

Søren Thuesen Pedersen
Member of the Board (employee representative)
Member of the Remuneration Committee



Born December 1964
Male, Danish national

First elected in 2006
Most recently elected in 2014
Remuneration Committee member since 2015

Current position
External Affairs Director in Quality Intelligence.

Management duties
Member of the board of HOFOR A/S, HOFOR Forsyning Holding PS, HOFOR Forsyning Komplementar A/S and HOFOR Forsyning A/S, (all Copenhagen Utilities), Denmark.

Education
1988 BSc in Chemical Engineering, Engineering Academy of Denmark.

Anne Marie Kverneland
Member of the Board (employee representative)



Born July 1956
Female, Danish national

First elected in 2000
Most recently elected in 2014

Current position
Laboratory Technician, currently working as a full-time union representative.

Management duties
Member of the board of the Novo Nordisk Foundation, Denmark.

Education
1980 Degree in medical laboratory technology, Copenhagen University Hospital, Denmark.

Stig Strøbæk
Member of the Board (employee representative)
Member of the Audit Committee



Born January 1964
Male, Danish national

First elected in 1998
Most recently elected in 2014
Audit Committee member since 2013

Current position
Electrician, currently working as a full-time union representative.

Education
2003 Diploma in further training for board members, the Danish Employees' Capital Pension Fund (LD)
1984 Diploma in electrical engineering.

Novo Nordisk Annual General Meeting 2016 • page 15

Appendix 2 Principles for remuneration of board members and executives in Novo Nordisk A/S (‘Remuneration Principles’) 1,2 1 In Section 4 of the Recommendations on Corporate Governance designated by Nasdaq Copenhagen referred to as “remuneration policy”. 2 These Principles include general guidelines for incentive - bas ed remu neration pursuant to Section 139 of the Danish Companies Act. Page 16 • Novo Nordisk Annual General Meeting 2016 The Remuneration Principles are designed to attract, retain and motivate the members of the Board of Directors and of Executive Management . Remuneration has been designed to align the interests of the executives with those of the share - holders . 1. The Board of Directors 1. Process The Board of Directors reviews board fees annually based on recommendations from the Remuneration Commit - tee . When preparing its recommendation, the Remuneration Committee will evaluate board fees against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in size, complexity and market capitalisation . The remuneration of the board members for the past year and the level for the current year are approved by the Annual General Meeting as a separate agenda item . 2. Size Each board member shall receive a fixed fee per year . Board members receive a fixed amount (the base fee) while the Chairmanship receives a multiple thereof : the chairman receives 3 times the base fee and the vice chairman receives 2 times the base fee . Service on the Audit Committee entitles board members to an additional fee : the Audit Committee chairman re - ceives 1 . 00 times the base fee and the other Audit Committee members receive 0 . 5 times the base fee . Service on the Nomination Committee entitles board members to an additional fee : the Nomination Committee chairman receives 0 . 5 times the base fee and the other Nomination Committee members receive 0 . 25 times the base fee . Service on the Remuneration Committee entitles board members to an additional fee : the Remuneration Commit - tee chairman receives 0 . 5 times the base fee and the other Remuneration Committee members receive 0 . 25 times the base fee . Individual board members may take on specific ad hoc tasks outside their normal duties assigned by the Board . In each such case the Board shall determine a fixed fee (eg per diem) for the work carried out related to those tasks . The fixed fee will be disclosed in the Annual Report . 3. Social security taxes Novo Nordisk pays in addition to the fixed fee such contribution to social security taxes within the EU imposed by foreign authorities in relation to the fixed fee . 4. Travel allowance All board members are paid a fixed travel allowance when travelling to board meetings or committee related meet - ings . No travel allowance is paid to board members when no travel is required to attend board meetings or com - mittee related meetings . The travel allowance will be disclosed in the Annual Report . 5. Expenses Expenses such as travel and accommodation in relation to board meetings as well as relevant education are reim - bursed . 6. Incentive programmes Board members are not offered stock options, warrants or participation in other incentive schemes .

2. Executive Management

Executive Management includes all the executives registered as executives with the Danish Business Authority.

2.1 Process

Executive remuneration is proposed by the Remuneration Committee and subsequently approved by the Board.

2.2 Size and composition

Executive remuneration is evaluated annually against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in terms of size, complexity and market capitalisation. To ensure comparability, executive positions are evaluated in accordance with an international position evaluation system which among other parameters includes and reflects the development of the company size measured in terms of company revenue and number of employees.

The remuneration package consists of a fixed base salary, a cash-based incentive, a long-term share-based incentive, a pension contribution and other benefits.

For executives on an international assignment at the request of the company, the remuneration package is generally based on an equalized host country net salary during the length of the assignment.

The fixed base salary is chosen to attract and retain executives with professional and personal competences required to drive the company's performance.

The Short-term incentive programme (STIP) is designed to incentivise the individual executive for individual performance within his/her functional area and to ensure short-term achievements in line with company needs.

The Long-term incentive programme (LTIP) is designed to promote the collective performance of Executive Management and to align the interests of executives and shareholders. It further ensures a balance between short-term achievements and long-term thinking.

Pension contributions are made to provide an opportunity for executives to build up an income for retirement.

Other benefits are added to ensure that overall remuneration is competitive and aligned with local practice.

2.3 Size of the components

The fixed base salary accounts for approximately 25% to 50% of the total value of the remuneration package. The interval states the span between "maximum performance" and "on-target-performance".

In addition to the fixed base salary, the executives may be eligible for variable incentive-based remuneration consisting of 1) a STIP, and 2) a LTIP. The STIP may result in a maximum payout per year equal to 12 months' fixed base salary plus pension contribution. The LTIP may result in a maximum grant per year equal to 12 months' fixed base salary plus pension contribution. Consequently, the aggregate maximum amount that may be granted as incentive for a given year is equal to 24 months' fixed base salary plus pension contribution.

This split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while at the same time promoting sound business decisions to achieve the company's vision. Further, the balance between the components is assessed broadly to be in line with market practice for benchmarked companies.

Novo Nordisk Annual General Meeting 2016 • page 17

Page 18 • Novo Nordisk Annual General Meeting 2016 4. Incentive programmes 1. Short - term incentive programme (STIP) The STIP consists of a cash - based incentive which is linked to the achievement of a number of predefined func - tional and individual business targets for each member of Executive Management . The STIP for each participating member cannot exceed an amount equal to 12 months’ fixed base salary plus pension contribution per year . The Board of Directors determines at the beginning of each year the maximum STIP for each participating member for the given year . The calculation of the STIP – if any – for a year is typically based on the salary in December . The targets for the chief executive officer are fixed by the chairman of the Board of Directors while the targets for the executive vice presidents are fixed by the chief executive officer . The chairman of the Board evaluates the degree of target achievement for each member of Executive Management, and cash - based incentives – if any – for a particular financial year are paid at the beginning of the subsequent financial year . STIP is subject to recovery or ‘claw - back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by the executive . Claw - back in relation to the STIP is possible up to 12 months after the actual payment of the cash - based incentive . 2. Long - term incentive programme (LTIP) Each year in January the Board of Directors decides whether or not to establish an LTIP for that calendar year . The LTIP is based on an annual calculation of economic value creation as compared to the budgeted performance for the year . Aligned with Novo Nordisk’s long - term financial targets, the calculation of economic value creation is based on reported operating profit after tax reduced by a weighted average cost of capital (WACC) - based return require - ment on average invested capital . A proportion of the calculated economic value creation is allocated to a joint pool for Executive Management and other members of the Senior Management Board . The Senior Management Board consists of all members of Ex - ecutive Management and senior vice presidents . For members of Executive Management the joint pool operates with a yearly maximum allocation per participant equal to 12 months’ fixed base salary plus pension contribution . The Board of Directors determines at the begin - ning of each year the maximum allocation per participant for the given year . The joint pool may, subject to the Board of Directors’ assessment, be reduced in case of lower - than - planned per - formance on significant research and development projects and key sustainability projects . Targets for non - finan - cial performance related to sustainability and research and development projects may include achievement of certain milestones within set dates . Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk A/S B shares at market price . The market price is calculated as the average trading price for Novo Nordisk A/S B shares on Nasdaq Copenhagen in the open trading window following the release of financial results for the year prior to the relevant bonus year ; ie in the open trading window immediately following the Board of Directors’ approval of the programme . The shares in the joint pool are allocated to the participants prorated according to their base salary as per 1 April in any given year .

Novo Nordisk Annual General Meeting 2016 • page 19 The shares in the joint pool for a given year will be locked up for three years before it is transferred to the participants, including Executive Management . If a participant resigns during the lock - up period, his or her shares will remain in the joint pool for the benefit of the other participants . In the lock - up period the Board of Directors may remove shares from the joint pool in the event of lower - than - planned economic creation during such lock - up period, eg if the economic profit falls below a predefined threshold compared to the budget for a particular year . In the lock - up period the market value of the joint pool will change dependent upon the development in the Novo Nordisk B share price, aligning the interests of participants including Executive Management with those of sharehold - ers . No dividends are paid on shares in the bonus pool in the lock - up period and the shares in the bonus pool are ad - ministered as part of Novo Nordisk’s holding of treasury shares . Novo Nordisk continuously covers its obligations under the LTIP through its holding of treasury shares . LTIP is subject to recovery or ‘claw - back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by a participant . Claw - back in relation to the LTIP is possible up to 12 months after the release of the shares to the participants (ie four years after allocation) . 5. Pension The pension contribution is up to 25 % of the fixed base salary including bonus . 6. Other benefits Executives receive non - monetary benefits such as company cars, phones etc . Executives on international assignments may receive relocation benefits . Such benefits are approved by the Board by delegation of powers to the Remunera - tion Committee . The Remuneration Committee informs the Board of the process and outcome . In addition, execu - tives may participate in customary employee benefit programmes, eg employee share purchase programmes . 7. Termination of employment Novo Nordisk may terminate the employment of an executive by giving 12 months’ notice . Executives may terminate their employment by giving Novo Nordisk six months’ notice . 8. Severance payment In the event of termination – whether by Novo Nordisk or by the individual – due to a merger, acquisition or takeover of Novo Nordisk, executives are, in addition to the notice period, entitled to a severance payment of 24 months’ fixed base salary plus pension contribution . In case of termination by Novo Nordisk for other reasons, the severance pay - ment is three months’ fixed base salary plus pension contribution per year of employment as an executive and taking into account previous employment history ; in no event, however, less than 12 or more than 24 months’ fixed base salary plus pension contribution . With regard to severance payment, the employment contracts entered into before 2008 exceed the 24 - month limit described above . The severance payment to individual executives under the contracts entered into before 2008 will, however, not exceed 36 months’ fixed base salary plus pension contributions .

Page 20 • Novo Nordisk Annual General Meeting 2016 3. Overview The below table provides an overview of the remuneration for members of the Board of Directors and Executive Management. Board of Directors Executive Management Fixed fee/base salary Yes Yes Fee for Committee work Yes No Fee for ad hoc tasks Yes No STIP (Short - term incentive programme) No Up to 12 months’ fixed base salary plus pension contribution per year LTIP (Long - term incentive programme) No Up to 12 months’ fixed base salary plus pension contribution per year Pension No Up to 25% of fixed base salary, STIP and LTIP Travel allowance and other expenses Yes Executive Management receives a minor travel allowance equal to that of all other Denmark - based employees Other benefits No As approved by the Board by delegation of powers to the Remuneration Committee Severance payment No Based on tenure of employment, 12 – 24 months’ fixed base salary plus pension contribution . However, for employment contracts entered into before 2008 such payment would be 12 – 36 months’ fixed base salary plus pension contribution .

Notes: Novo Nordisk Annual General Meeting 2016 • page 21

Notes: Page 22 • Novo Nordisk Annual General Meeting 2016

Notes: Novo Nordisk Annual General Meeting 2016 • page 23

Novo Nordisk A/S Novo Allé DK - 2880 Bagsværd Denmark novonordisk.com Hotline: +45 3075 1126 E - mail: AGMeeting@novonordisk.com L ayout and p r oduction: Corporate Communications. Printed: Bo r ding PRO A/S, Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 23, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer